ANNUAL REPORT

MARCH 31, 2010

To Our Shareholders

July 15, 2010

Dear Fellow Shareholders:

This has been an exciting year for your Company, as Eurasian Minerals Inc. (“EMX”) has achieved significant growth and evolved into a junior exploration company with what many would consider a major company’s property portfolio. We continued to make significant progress by building value on our existing properties, while adding two business units in new regions of the world and quickly establishing a program and exploration portfolio in Sweden. The acquisition of Bronco Creek Exploration earlier this year gave EMX a property portfolio in key mining districts of Nevada, Wyoming, and Arizona, and a first-class exploration team that will continue building the North American business unit. Our new Asia-Pacific business unit has been quietly establishing an exploration portfolio in this highly prospective region of the world. This dynamic growth further diversifies and complements EMX’s programs in Haiti, Turkey, and the Kyrgyz Republic, and increases our opportunities for discovery success.

EMX has also been diligently making progress to organically grow our royalty portfolio and develop an on-going revenue stream for the Company. Management is convinced that positioning the Company now for future royalty revenues is an excellent strategy to complement EMX’s prospect generation business model, and to help cover on-going exploration expenditures. This self-funding strategy serves to enhance our shareholders’ upside exposure to exploration success and augments EMX’s “staying power” in down markets, while at the same time maintaining both our treasury and tight share structure. EMX is uniquely positioned to execute on early-stage royalty business opportunities with our diverse exploration expertise and global on-the-ground business connections.

We must be doing something right, as EMX’s share price has established a new base over the last year of around CAD$1.70 -2.30 from the historic CAD$1.00 -1.20 range, and we successfully completed private placements totaling over CAD$10 million with both the International Finance Corporation (“IFC”) a member of the World Bank, and Newmont Mining Corporation. The IFC is focused on private sector investments in developing countries, and its investments in EMX will support the Company's gold and copper projects in Haiti, as well as exploration programs elsewhere in the world. We look forward to a long-term partnership with IFC that will draw heavily on their global environmental and social expertise. Newmont not only increased their investment in EMX in the last year, but also continues as an excellent exploration partner in Haiti. EMX management considers the investments by IFC and Newmont to be strong votes of confidence.

300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

However, the year has not been without its challenges, and our work in Haiti was temporarily set back due to the devastating earthquake of January 12th, 2010. I am proud of how the EMX team and our joint venture partner Newmont responded to the initial emergency and relief efforts, and how quickly we have gotten our programs back on track and fully operational. We have re-located our offices to Cap Haitien, recently completed a second round of drilling at the Grand Bois Designated Project to build on our drill success from 2009, and are following-up on exciting early stage results from our Vert de Gris porphyry copper-gold prospect.

This last year for EMX has been distinguished by significant growth on many fronts, including expanding our world-wide exploration portfolio, building a well funded treasury of CAD$16.8 million in cash and marketable securities, and increasing our share price - the ultimate market test. As with every year, I must acknowledge that none of this would have been possible without the EMX employees and consultants that continue to justify their reputation as the premier team of professionals in the junior mining sector. I also want to take this opportunity to welcome our newest additions to the EMX team, including Bronco Creek’s Dr. David Johnson, EMX’s new Chief Geologist Dr. Eric Jensen, David Royle as manager of Asia Pacific, and Dr. M. Stephen Enders as EMX’s Executive Chairman of the Board. Credit for EMX’s success over the last year is also due to our partners, which makes for a list of well-recognized and prominent companies such as Newmont, IFC, Centerra Gold Inc., and Freeport-McMoran Exploration Corp. Finally, and most importantly, we extend gratitude to our fellow Eurasian Minerals shareholders for continued support, and look forward to building on this year’s successes by rewarding you with additional value in the upcoming year.

On behalf of the Board of Directors,

David M. Cole
President and Chief Executive Officer

300 – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

YEAR ENDED MARCH 31, 2010

GENERAL

This discussion and analysis of financial position and results of operations is prepared as of July 19, 2010 and should be read in conjunction with the audited consolidated financial statements for the years ended March 31, 2010 and 2009 and the related notes thereto. Those consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals projects. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current year highlights (including subsequent events up to July 19, 2010) included:

•

The Company raised in excess of $10.5 million by way of non-brokered private placement financings with Newmont Mining (NEM) and the International Finance Corporation (IFC), a member of the World Bank Group.

•

A significant event that impacted the programs in Haiti was the devastating earthquake of January 12, 2010. The Company and its Haitian joint venture partner Newmont suspended exploration activities and dedicated in-country resources and staff to assisting the post-earthquake relief efforts. As Haiti continues the rebuilding process, the Company believes it can best contribute to this effort by helping to promote economic development and resuming exploration operations.

•

Reporting of the drill results from the Grand Bois property in Haiti. These results included uncapped, oxide intercepts starting from surface of 28.4 meters averaging 20.45 g/t gold and 21.4 meters averaging 10.19 g/t gold and near-surface oxide gold intercepts of 12.0 meters averaging 20.24 g/t and 30.4 meters averaging 6.76 g/t. The drilling program also produced significant new copper intercepts below the oxide gold zone, including 100.58 meters averaging 0.56%.

•

The acquisition of Bronco Creek Exploration Inc. ("BCE"). BCE is a private mineral exploration company with a portfolio of 14 gold and copper properties in key mining districts of Nevada, Wyoming, and Arizona, nine of which are currently under joint venture, lease/option, or exploration alliance agreements.

•

The appointment of Dr. M. Stephen Enders as Executive Chairman of the Company’s Board of Directors. Dr Enders brings 34 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses.

•

Reporting of the 2009 exploration results from the Gezart gold property in Kyrgyzstan. This year's results at Gezart's Orgatash gold prospect included further increases in the size of the intrusion-hosted gold zone and bulk sample assays that suggest upside grade potential for previously reported drill and trench sample results.

•

The addition of the Asia-Pacific business unit, headed by Mr. David Royle. Mr. Royle has over 34 years of experience in precious and base metals exploration with a proven track record of mineral deposit discovery in Australia, the southwest Pacific, and South America.

•	The discovery of the Chardonnay, Bordeaux and Champagne high-grade copper-silver-gold prospects at the Treuil project in northwest Haiti.

•	The Company incurred $7,856,900 in expenditures on its exploration portfolio, and recovered $5,261,860 pursuant to its joint venture agreements.

EXPLORATION REVIEW

Haiti

The exploration programs in Haiti continue as the Company’s flagship operations, with EMX and joint venture and strategic alliance partner Newmont Ventures Limited (“NEM” or “Newmont”) exploring 34 exploration licenses covering 281,000 hectares along Haiti's prospective Massif du Nord mineral belt. The property portfolio in Haiti gives the Company a commanding land position along 130 kilometers of strike length in an emerging new gold belt, and includes properties with historic, non-NI 43-101 compliant gold resources, as well as multiple early-stage exploration opportunities. During the year, Newmont elected EMX's La Mine and Treuil licenses as a single Designated Project (collectively known as the La Mine Designated Project) in accordance with the EMX-NEM Strategic Venture Agreement. The La Mine Project joins La Miel and Grand Bois as EMX-NEM Designated Projects, with significant work programs underway or planned by the joint venture on each of the properties. Accomplishments from the last year include 1) a Grand Bois drill program that not only confirmed historic drill results from the near-surface, oxide gold deposit, but also identified a significant copper target beneath the gold zone, 2) advancement of the La Mine and Treuil licenses into a district-scale exploration play, 3) exploration of newly recognized zones of mineralization at the Vert de Gris porphyry copper-gold ± molybdenum prospect, and 4) identification of new target opportunities from regional reconnaissance conducted under the Strategic Regional Alliance (SRA) with Newmont.

A significant event that impacted the programs in Haiti was the devastating earthquake of January 12th, 2010. Initially, EMX and NEM suspended exploration activities in Haiti, and emergency response plans were immediately put into action. EMX and Newmont subsequently re-dedicated in-country resources and staff to assisting the post-earthquake relief efforts. As Haiti continues the rebuilding process, the Company believes it can best contribute to this effort by helping to promote economic development and resuming exploration operations. As a result, EMX and Newmont have since re-established the exploration programs, and EMX has relocated its field office from Port Au Prince to Cap Haitien. A Phase II drill program commenced at Grand Bois in June 2010, and full-scale exploration programs are expected to be active country-wide by July.

Grand Bois Designated Project
The Grand Bois property covers an area of 50 square kilometers in northern Haiti, and is entirely surrounded by other EMX exploration licenses. The property has undergone historic drilling totaling 7,500 meters, and hosts a non-NI 43-101 compliant historical gold resource estimate reported by the United Nations Development Program (“UNDP”) in the 1980s. The Grand Bois mineralized system, as currently understood, is roughly circular in outline, with dimensions of 300 by 350 meters, and consists of a poorly consolidated tabular body of mineralized and oxidized volcanic rock. The gold mineralized zone is located on the top and flank of a hill (elevations range from 580-720 m), that would have a favorable stripping ratio for a potential open-pit operation.

The EMX-NEM JV completed a 17 hole, 2231 meter diamond drill program in the fourth quarter of 2009 that was designed to confirm historic drill results, test geochemical anomalies peripheral to the historic resource area, and assess the Rivage Ridge zone located approximately 750 meters southwest of the resource area. Highlights from the campaign include uncapped, near-surface oxide intercepts of 28.4 meters averaging 20.45 g/t gold, 21.4 meters averaging 10.19 g/t gold and 30.4 meters averaging 6.76 g/t gold. In addition, the drilling consistently intersected chalcocite, covellite and chalcopyrite in a sulfide copper zone beneath the oxide gold horizon, including an intercept of 100.58 meters averaging 0.56% copper. Drilling peripheral to the historic resource area and at Rivage Ridge consistently encountered near-surface gold mineralization, as well as anomalous copper mineralization distributed throughout the holes. Overall, last year’s Grand Bois drilling program confirmed or enhanced historic drill results in the near-surface, oxide gold zone, and identified a new exploration target consisting of the zones of sulfide copper mineralization below, and adjacent to, the gold horizon.

EMX made the first anniversary payment of US$1,000,000 to Société Minière Citadelle, S.A. ("Citadelle") in January 2010 as one of the requirements to acquire a 100% interest in the Grand Bois gold-copper property.

Rivière Brunette Copper Anomaly
Soil sampling in the Rivière Brunette area, located immediately northwest of the Grand Bois deposit, delineated a robust 1.8 by 1.1 kilometer copper-in-soil anomaly. The zone of anomalous copper mineralization, as defined at surface, remains open to the northeast and west. Dense vegetation and limited rock outcrop in the area make an evaluation difficult, but the lateral and vertical relationships between Grand Bois and Rivière Brunette suggest that they are both part of a larger copper mineralized system. Further mapping, sampling and drilling are planned to evaluate this 7.5 square kilometer area of copper mineralization.

La Mine Designated Project (includes the Treuil license area)
In 2009 EMX discovered two new high-grade copper-silver-gold prospects within the Treuil license area in western Haiti, named Chardonnay and Bordeaux (see Company news release dated April 22, 2009). At Chardonnay, reconnaissance rock samples returned an average grade of 4.00% copper, including vein samples with 24.30% copper and 201 g/t silver, and 1.66% copper and 90.7 g/t gold. Rock sampling at Bordeaux returned an average grade of 2.66% copper, including a vein sample with 13.10% copper, 98 g/t silver and 1.7 g/t gold. The Chardonnay and Bordeaux prospects, taken together with the Champagne discovery reported previously, outline an 18 square kilometer district scale exploration target with consistent rock sample copper grades of over 1%, and associated gold grades increasing towards the south and east.

As a follow-up to the surface sampling and regional geophysics programs, Newmont increased its participation in EMX's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the EMX-NEM Strategic Venture Agreement (see Company news release dated August 24, 2009).

La Miel Designated Project
Geophysical IP chargeability anomalies within the La Miel Designated Project in eastern Haiti identified an excellent correlation with alteration zones that were mapped at the Savane La Place prospect. EMX previously outlined strong epithermal alteration and anomalous gold-silver-copper mineralization at Savane La Place, including trench results of 243 meters averaging 1.71 g/t gold. It is expected that geophysical techniques can be used to map subsurface geology and extend trends of mineralization concealed under a cover of soil and vegetation. Over 950 meters of trenching and mapping at the La Croix area (Grande Savanne) defined an alteration zone of 2000 x 700 meters, including a smaller 400 x 500 meter area of silica-clay alteration with barite and iron oxides that correlates well with gold mineralization.

Negotiations of mining conventions for Designated Project areas
EMX and Newmont initiated formal negotiations in January 2009 with the government of Haiti to finalize the terms and conditions of a mining convention that defines and stabilizes the fiscal and legal terms for any project developed on the joint venture properties in Haiti. These negotiations are advanced and ongoing.

Strategic Regional Alliance (SRA)
As part of the SRA in Haiti, EMX and Newmont conducted reconnaissance level geologic mapping, and rock, soil and stream sediment BLEG geochemical sampling at the Platon, Savane Longue, Terre Neuve, and other licenses during the reporting period. The Platon license in northwest Haiti hosts the Vert de Gris porphyry copper-gold ± molybdenum prospect, the La Bellée copper-gold skarn prospect, and a number of additional copper-gold targets. Work at Vert de Gris included geologic mapping and a geochemical sampling program that totaled approximately 800 soil, 300 rock and 90 stream sediment BLEG samples. The Savane Longue and Terre Neuve licenses cover 188 square kilometers, and are located southwest of the Company’s Treuil license. The region hosts copper-gold skarn prospects as well as other copper-gold target types. Reconnaissance mapping was conducted and 168 rock and 94 BLEG samples were collected from the area during the reporting period. Results from the regional exploration program are currently being compiled and evaluated to generate exploration targets. Further refinement of target areas with additional mapping and sampling is planned for the summer of 2010.

Mr. Michael P. Sheehan, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Haiti.

Turkey

EMX's property and royalty portfolio in Turkey continued to develop and advance during the last year. EMX has 19 exploration and 4 exploitation licenses covering 44,959 hectares that are located primarily in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Sisorta JV with Chesser Resources Limited (“Chesser”) and the Akarca and Elmali JV with Centerra Gold Inc. (“Centerra”). In addition, EMX maintains royalty interests from the Balya and Aktutan properties. Drill programs were conducted during the past year at Akarca, Sisorta and the Balya royalty property, all of which were funded by partner companies. As well, EMX continued with on-going evaluation of other projects in the property portfolio, while continuing to assess new exploration opportunities.

Sisorta
The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit. The initial NI 43-101 mineral resource estimate for Sisorta was reported in June 2009 as 3.170 million indicated tonnes averaging 0.89 g/t gold, and 11.380 million inferred tonnes averaging 0.58 g/t gold, yielding 91,000 indicated and 212,000 inferred contained gold ounces. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces.

In the course of executing the 2009 drill program, JV partner Chesser fulfilled its commitments to earn a 51% interest in the Sisorta property, after spending a cumulative US$4 million on the project, paying EMX a total of US$400,000, and issuing to EMX three million Chesser shares. Chesser elected to advance the project as a co-funded joint venture arrangement, with Chesser contributing 51% of expenditures and EMX contributing 49% of expenditures. EMX has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1.5 million to EMX by Chesser.

The Sisorta exploration license was converted to an exploitation license in late 2009. This conversion was required by Turkish mining law after five years of exploration and the definition of a resource. The conversion is largely an administrative requirement.

Akarca
The Akarca EMX-Centerra JV property, located in Westerm Anatolia, was discovered by EMX geologists in 2006, and joint ventured with Centerra in early 2009. The Akarca JV conducted geological mapping, geochemical sampling and core drilling programs during the last year. The ongoing mapping and sampling programs continued to define and extend the main mineralized zones at Fula Tepe, Kucukhugla Tepe, and Hugla Tepe, and identified several additional gold-silver mineralized zones.

The Akarca JV completed a 16 hole, 2243 meter core drilling program that was designed to extend the main gold-silver mineralized zones defined from surface mapping, gold-silver geochemistry, and previous diamond and reverse circulation drilling campaigns. The drilling targeted gold-silver soil and rock geochemical anomalies along the Fula Tepe, Kucukhugla Tepe, and Hugla Tepe vein zones, as well as concealed vein targets delineated by geophysics (i.e., IP anomalies). The results from this drilling were encouraging and will require additional work to better understand potential of these targets.

Elmali
The Elmali EMX-Centerra JV project is a low sulfidation epithermal gold property located in the Biga Peninsula region of western Turkey. Last year’s work consisted of geologic mapping and geochemical sampling to follow-up on an earlier, four hole reconnaissance drilling program that intersected 6.1 meters averaging 6.0 g/t gold, including a subinterval of 2.6 meters averaging 13.2 g/t gold. The Elmali JV collected 203 rock and float samples of vein and wallrock material during this last year's field program, yielding average values of 1.13 g/t gold and a maximum of 28.8 g/t gold. In the second half of 2009, additional soil samples were collected over both the silica cap and vein target zones on the Elmali property. The soil results reveal that gold mineralization extends beyond these zones and into the surrounding limestone, rhyolite and metasediments, thereby increasing the exploration potential for a bulk tonnage target. EMX and JV partner Centerra are planning a follow-up drill program, and have filed for the necessary permits.

Balya
The Balya royalty property is situated in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty on the Balya property, which was sold to Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Dedeman commenced a 4000 meter core drilling program in January 2010 to extend and in-fill drill the main mineralized zone at Hastanetepe. Hastanetepe is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Dedeman previously drilled 71 holes totaling 14,770 meters during 2007-2008, and consistently intersected high-grade lead-zinc-silver mineralization at Hastanetepe, including 11 meters averaging 7.45% lead, 5.48% zinc, and 79.56 g/t silver. The initial 2010 results include an intercept of nine meters averaging 2.86% lead, 3.36% zinc, and 31.32 g/t silver, with a one meter sub-interval of 12.10% lead, 15.00% zinc and 136.00 g/t silver. Dedeman’s 2010 drill results continue to confirm the continuity and tenor of the high-grade lead-zinc-silver zones in the Hastanetepe zone, which remains open for extension along strike, down dip and to depth. Dedeman's on-going drill program is being conducted in preparation for an initial JORC compliant resource estimate and scoping level study scheduled for later in 2010.

Other 2009-2010 work conducted by EMX in Turkey
Also in 2009, magnetic surveys were completed at EMX’s Alankoy, Beyoluk, and Golcuk projects. The Alankoy license hosts a high-sulfidation gold system with distal skarn-style mineralization. Previous work identified a silica cap alteration zone and historic drilling intersected copper mineralization below the silica cap. EMX’s geophysical survey in 2009 identified a magnetic high coincident with the silica cap that is interpreted as representing a potential porphyry target (magnetite-bearing K-silicate alteration zone) at depth.

The Beyoluk license is also a high-sulfidation gold target with the potential for a deeper, telescoped porphyry copper-molybdenum-gold system. A magnetic survey was conducted at Beyoluk in 2009 that identified a strong magnetic anomaly coincident with a molybdenum-gold soil anomaly.

A ground magnetic survey was also conducted on the Golcuk property. Results of the survey suggest the presence of north-south trending structural zones which appear to correlate with zones of gold and copper geochemical anomalies on the property.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Turkey.

Kyrgyz Republic

EMX has two exploration licenses, Gezart and Akart, covering 24,400 hectares in the Southern Tien Shan mineral belt of Kyrgyzstan. Field work during the last year was primarily directed towards advancing the Gezart license. Akart is a new EMX license acquisition adjacent to Gezart that hosts a broad zone of intrusive rocks and stream sediment gold anomalies. The Akoguz property was relinquished in early 2010.

The Kyrgyz Republic has recently undergone a period of political uncertainty. The new interim government installed in April continues to emphasize the importance of foreign investment and economic growth. The Company is closely monitoring the situation, and is carrying on with the 2010 summer field programs.

Gezart License
The Gezart property hosts multiple styles of gold mineralization that are developed over an extensive area within the 140 square kilometer license. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn style gold mineralization provides significant upside exploration potential. The prospects and zones of gold mineralization are aligned along the regional scale, northeast-trending Abshir structural zone.

Orgatash Prospect. The Orgatash prospect has been a focus of EMX’s exploration work at the Gezart license since 2006. Previous exploration campaigns included over 4,000 meters of trench sampling and 1,511.9 meters of core drilling. This past year’s program of trench and profile chip channel and channel sampling extended the surface footprint of the Orgatash gold zone 120 meters further south into hornfels altered sedimentary rocks, with select intercepts of 51.6 meters averaging 0.87 g/t gold (including 23.6 m @ 1.26 g/t gold) and six meters averaging 1.37 g/t gold. The zone was also extended to the northeast, with select intercepts of 12 meters averaging 3.32 g/t gold, 6 meters averaging 0.96 g/t gold, and 5 meters averaging 1.86 g/t gold. The gold mineralization occurs from the surface to shallow depths (i.e., < 100 meters), and has grade characteristics and size potential consistent with a bulk tonnage exploration target. A follow-up drill program is currently being planned for summer 2010.

EMX also conducted a bulk sampling program in 2009 to compare the grades and thicknesses of the Orgatash gold zone with results from nearby drill holes. Two 10 meter deep exploration shafts were excavated, systematically sampled, and analyzed for gold by screen fire assay (a technique for assaying samples with coarse gold). The resulting bulk sample assays returned slightly higher gold grades (i.e., +2-11%) compared to adjacent drill intervals assayed by conventional fire assay. The higher results from the bulk sample screen fire assays are interpreted to be due to the occurrence of coarse grained gold at Orgatash, and suggest that standard drill core sampling and conventional fire assaying results are yielding marginally under-estimated gold grades.

In addition to the field program at Orgatash, last year’s work included metallurgical testing of composited samples of drill core. Select intervals from four holes totaling 48.6 kilograms of gold mineralized core (average of 1.21 g/t gold) were crushed and four size fractions (0.075, 5, 12.5, and 25 millimeters) were subjected to bottle roll agitation and cyanide extraction tests. The resulting gold recoveries were reported as 94.9%, 56.6%, 52.3%, and 23.1%, ranging from the finest to the coarsest crush sizes, respectively. These preliminary test results indicate that the gold mineralization at Orgatash may be amenable to conventional cyanide leach extraction, particularly for crush sizes of less than 12.5 millimeters.

Gezart Prospect. The Gezart prospect, located nine kilometers west of Orgatash, underwent a program of geologic mapping and chip-channel sampling in the summer of 2009 as follow-up to the discovery of an intrusion-hosted gold zone in 2008. EMX’s work over the last year has outlined a broad, northeast trending, 1800 by 300 meter corridor of quartz veining and gold mineralization. Similar to Orgatash, the gold mineralization at Gezart is associated with quartz vein swarms developed in sheeted fracture zones principally hosted by granodiorite, and to a lesser degree in adjacent hornfels-altered sedimentary rocks. The quartz veins range in width from several millimeters up to one meter, and many of the veins strike north-south with steep dips, which is consistent with orientations of other mineralized veins in the area. The north-south vein sets often have visible gold in hand samples. The central gold zone is traversed by a road-cut that was partially sampled in 2008, returning 13.7 meters averaging 1.64 g/t gold. Additional road-cut sampling in 2009 yielded gold mineralized intervals of 8 meters averaging 22.34 g/t, 1.8 meters @ 100.54 g/t, and 2.5 meters averaging 24.58 g/t. Approximately 340 meters northeast of the road cut, a sampling profile returned 8 meters averaging 22.34 g/t gold (maximum 2 m @ 81.6 g/t). An infill trench between the two profiles returned 10.4 meters averaging 2.34 g/t gold. Follow-up exploration work is planned for the summer of 2010.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Kyrgyzstan.

North America

EMX established a North American business unit during the last year by acquiring BCE, which was a privately owned, Arizona based mineral exploration company. The acquisition was completed in January of 2010, and 2,127,790 EMX units were issued and exchanged for 100% of BCE's outstanding shares. Each EMX unit consisted of one share of EMX common stock and one-half of a non-transferable common share purchase warrant. In addition to mineral property interests, BCE had approximately US$1.0 million in marketable securities and cash at the time of the transaction. BCE continues to advance and build the western U.S. exploration property portfolio as a wholly owned business unit of EMX.

BCE has gold and copper properties in key mining districts of Nevada, Wyoming, and Arizona. The majority of BCE’s properties are currently being explored and funded under a variety of joint venture and lease/option agreements, which is similar in approach to EMX’s prospect generation business model. This business model acts to preserve working capital by creating revenue streams, while maintaining equity interests in properties that allow for upside participation in a discovery.

The key to BCE's success has been a top-tier exploration staff that complements and further strengthens EMX's team. Dr. David Johnson carries on as the BCE Business Unit Manager for EMX, and is supported by the BCE staff based in Tucson. BCE's Dr. Eric Jensen has been appointed as Chief Geologist for EMX.

BCE holds 14 mineral properties in the western United Sates comprising 23,477 hectares of mineral rights and exploration permits. BCE and its partners have a significant program planned for 2010, with the majority of the funding being provided by partner companies. BCE projects slated for drilling in 2010 include the:

  Yerington West porphyry copper property in Nevada
  Richmond Mountain gold property in Nevada
  Cathedral Well gold property in Nevada
  Mineral Hill gold-copper property in Wyoming
  Silver Bell porphyry copper property in Arizona
  Red Hills porphyry copper property in Arizona
  Middle Mountain porphyry copper property in Arizona

Early drill results have been reported for BCE’s Copper Spring property in the Globe-Miami district of Arizona by joint venture partner Geo Minerals Ltd. The drill program, consisting of two vertical holes totaling 1,189 meters of rotary drilling, was designed to drill through post-mineral gravels and conglomeratic cover rocks and to provide cased pre-collars for later core drilling of targets in the underlying bedrock units. Native copper and other evidence for exotic copper mineralization was recognized throughout several intervals in the holes, with results further summarized in press releases issued by Geo Minerals on February 4, 2010 and June 7, 2010. The source of the exotic copper is interpreted to lie under the gravel cover rocks within the Copper Springs property. As a result of this initial drill program, Geo Minerals and BCE expanded the land position at Copper Springs by acquisition of an additional 188.1 hectares of federal unpatented mining claims adjoining the property, bringing the property to a total 2,229 hectares.

Geo Minerals is also a partner at BCE’s Middle Mountain and Red Hills properties, where they recently completed induced polarization (IP) geophysical surveys. A total of 36.7 line kilometers were run at Red Hills, and 16.8 line kilometers were completed at Middle Mountain, with three geophysical anomalies identified at each property. Drill programs to test the anomalies are slated for summer 2010. The work was funded by Inmet Mining Corp., which has option agreements with Geo Minerals to acquire a 70% interest in the Red Hills property and a 70% interest in the Middle Mountain property. Geo Minerals holds its interest in the projects under lease and option agreements with BCE. BCE is currently acting as manager for the work programs at both projects.

Entrée Gold Inc. commenced a four hole, 3200 meter drill program on the Yerington West property (also known as the Roulette property) in June of 2010, which is held under option from BCE. The property is located in the Yerington copper district of Nevada, and covers approximately 1,763 hectares.

BCE also staked and acquired the Copper Basin and Bitter Creek mineral properties in Yavapai County, Arizona, and expanded the Red Hills property position in Pinal County, Arizona in the spring of 2010. The Copper Basin property consists of 57 federal unpatented mining claims comprising 476.7 hectares, and hosts broad zones of copper mineralization at surface, as well as numerous features interpreted to be consistent with an outcropping porphyry copper system. The Bitter Creek gold property consists of 145 federal unpatented mining claims and two Arizona State Exploration permits totaling 1616.7 hectares. The property was identified by a regional stream sediment sampling and reconnaissance program conducted in early 2010. At Red Hills, BCE staked and acquired an additional 31 unpatented federal mining claims comprising approximately 228 hectares, bringing the total to 3,304 hectares for the property.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on North America.

Europe

EMX's European program began expanding into new areas during the last year, including a new initiative in Sweden. The program in Sweden provides an opportunity to stake open and prospective exploration ground in an investment friendly business environment, and EMX’s early efforts have resulted in the development of an exploration property portfolio in the world-class Kiruna mining district. EMX’s program in Romania was terminated due to insufficient encouragement, allowing the Company’s resources to be focused on other more promising, early stage business opportunities throughout Europe.

Sweden
EMX formed a Swedish subsidiary, and acquired six exploration permits covering 213.5 square kilometers in the Kiruna iron-copper-gold metallogenic province of northern Sweden. The Kiruna mining district includes the world-class Kiirunavaara iron ore deposit, the Viscaria copper-gold deposit, and the Pahtohavare copper-gold deposit. Exploration in the region is challenging due to the extensive cover of soils, glacial materials, and vegetation, and previous work has tended to focus on individual occurrences and deposits described by state-funded exploration ventures. EMX considers this challenging environment to be an opportunity, and has compiled a comprehensive exploration database that has been used to plan the 2010 exploration programs on its properties, as well as to identify additional prospective areas in Sweden. EMX’s exploration permits cover several known copper-gold occurrences and prospects, including the Pikkujärvi and Sakkek prospects in the Pikkujärvi exploration permits.

The Pikkujarvi property hosts multiple exploration targets, including Iron Oxide Copper Gold (IOCG)-style mineralization at the Pikkujärvi prospect The Pikkujärvi copper-gold prospect was first identified by LKAB (Luossavaara-Kiirunavaara AB – the state-owned company that has operated the Kiruna iron ore mines since 1890), and 36 core holes were drilled from 1982-1985. The copper-gold mineralization is hosted by metavolcanic rocks, and LKAB reported a small historical copper resource in 1986. The Pikkujarvi property also hosts porphyry-style mineralization at the Sakkek prospect. Sakkek was investigated by Swedish Geological AB (a state-owned exploration service company) in the mid-1980’s, and their program included six wide-spaced, shallow diamond drill holes. This work defined a four kilometer long zone defined by geophysical anomalies and anomalous geochemistry.

EMX’s Puoltsa and Kalixfors permits are located in the same general area and geological environment as the Pikkujarvi property. The Puoltsa exploration permit covers favorable geology and geochemistry proximal to, and extending from, the nearby Pahtohavare and Rakkurijärvi copper-gold deposits, and hosts the Ailatis and Saarijärvi copper-gold prospects. The Kalixfors exploration permit covers 115 square kilometers of prospective ground that has been within what had been until recently a Military Exclusion Zone, which has now been made available for exploration. The Kalixfors property was last explored in the 1970's, resulting in the identification of copper-gold mineralization at the Kielinen prospect (4 diamond drill hole program), a copper-molybdenum-copper prospect at Håmojågge, and an extensive field of mineralized boulders at Akkavaara.

Romania
Geologic mapping, geochemical sampling, and geophysical surveys were carried out at the Sopot and Caraci-Birtin projects during the last year. The results from this work did not return sufficiently encouraging results to justify continuation of the program in Romania. The administrative process of relinquishing the licenses and liquidating the local subsidiary company is nearing completion.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Europe.

Asia-Pacific

EMX opened a new Asia-Pacific business unit during the last year, and established an office in Brisbane, Australia headed by Mr. David Royle. Mr. Royle's extensive experience and record of exploration success, coupled with his network of industry and regional contacts, significantly enhances EMX's ability to identify quality, early stage business opportunities in this highly prospective region of the world.

The Company has focused its initial efforts at evaluating opportunities in Australia and New Zealand, and to a lesser extent southeast Asia. The Company is very excited about the potential for this region and look forward to reporting on it progress in the coming year.

RESULTS OF OPERATIONS

Year Ended March 31, 2010

The Company recorded a loss of $4,710,114 for the year ended March 31, 2010 (2009 - $2,996,202). Some of the factors contributing to the $1,984,330 increase in loss are:

  General and administrative expenses were $2,417,029 compared to $1,617,833. Stock based compensation increased from $284,491 to $479,437 due to a larger number of options being granted in the year ended December 31, 2010 and the increased grant price of the options which results in a higher fair value attributed to the options.
  Consulting fees increased by $296,158 due to the additional consulting costs incurred on the Company’s strategic business development plans, including the investment by the International Finance Corporation (IFC), the member of the World Bank Group focused on private sector investments in developing countries.
  The weakened US dollar negatively affected the Company’s foreign currency holdings valuation and its US currency based accounts receivable was also negatively affected, hence the year ended March 31, 2010 saw a foreign exchange loss of $522,167 compared to a gain of $310,611 in the prior comparative year.
  The Company had a $625,961 gain during year ended March 31, 2010 on the sale of some of its marketable securities, while a smaller gain of $136,865 was incurred in the prior comparative year.
  Interest income decreased by $232,157 due in part to the decrease in interest rates paid by financial institutions and partly due to the decreasing amount of cash available for investment during the first ten months of the year.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic. There were no write-off’s in the prior year.

Three Months Ended March 31, 2010

The Company recorded a loss of $470,114 for the three months ended March 31, 2010 (2009 - $138,464). Some of the factors contributing to the large comparative increase in loss are:

  Net exploration expenditures of $478,093 during the quarter were approximately $400,000 greater than in the previous comparative quarter.
  Stock based compensation expense increased by $125,317 as there were stock options granted in the current quarter, while in the comparative prior quarter there were no stock options granted.

  The Company had a $303,357 gain in the quarter on the sale of a portion of its marketable securities compared to a gain of $128,618 in the prior comparative quarter.
  Consulting fees increased by $66,880 due in part to the increase in allocation of certain consulting fees to corporate administration whereas in the prior comparative period the consulting fees were allocated to operational projects, and additional consulting costs incurred on the Company’s strategic business development plans
  The foreign exchange loss of $124,812 compared to a foreign exchange loss of $61,139 in the prior comparative quarter was due to an approximate 10% decrease in the value of the US dollar compared to the Canadian dollar in the current March quarter. The Company’s US denominated currency holdings and accounts receivable were affected by this decrease.
  The Company earned a nominal $3,027 interest income in the current quarter compared to $115,879 in the prior year quarter. This is due to a marked decrease in interest rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2010 was $13,592,694 compared with $9,894,404 at March 31, 2009. The increase in working capital of $3,698,290 from March 31, 2009 was due primarily to a cash received from a private placement, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations and a foreign exchange loss. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL FINANCIAL INFORMATION

The following should be read in conjunction with the Company’s audited financial statements.

Fiscal Years Ended	March 31	March 31	March 31
	2010	2009	2008
Financial Results
Exploration expenditures (net)	$2,595,040	$2,162,336	$4,138,800
Net loss	(4,710,114)	(2,996,202)	(6,440,719)
Net loss per share - basic and diluted	$(0.16)	$(0.11)	$(0.26)

Financial Position
Working Capital	$13,592,694	$9,894,404	$9,234,854
Mineral Properties (net)	10,109,487	936,300	936,300
Total Assets	25,688,242	14,194,290	13,067,221
Share Capital	31,984,129	20,673,712	17,365,197
Deficit	(14,901,448)	(10,191,334)	(7,195,132)

QUARTERLY INFORMATION

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2010	2009	2009	2009
Exploration expenditures	$1,430,990	$1,982,527	$2,250,188	$2,193,195
Exploration recoveries	(952,897)	(1,175,442)	(1,775,736)	(1,357,785)
Stock-based compensation	172,599	13,599	15,937	277,302
Net loss for the period	(460,735)	(1,728,520)	(846,318)	(1,674,541)
Basic net loss per share	(0.02)	(0.06)	(0.03)	(0.05)
Diluted net loss per share	(0.02)	(0.06)	(0.03)	(0.05)

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2009	2008	2008	2008
Exploration expenditures	$2,442,828	$2,983,859	$3,253,362	$1,992,725
Exploration recoveries	(2,615,471)	(2,489,410)	(2,181,954)	(1,223,603)
Stock-based compensation	47,282	45,564	248,564	(56,919)
Net loss for the period	(138,454)	(443,538)	(1,430,140)	(984,070)
Basic net loss per share	(0.01)	(0.02)	(0.06)	(0.04)
Diluted net loss per share	(0.01)	(0.02)	(0.06)	(0.04)

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company paid or accrued $715,995 (2009 – $423,834) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $375,685 is included in consulting costs and $340,310 is included in administrative services and office costs. The Company issued the third tranche of 24,000 common shares as a bonus payment valued at $37,440 (2009 – 24,000 common shares as a bonus valued at $20,160), with further tranches issuable over the next two years. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2010, a total of $193,126 (2009 - $22,871) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $11,327) due from relating parties was included in accounts receivable. These balances payable are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

MANAGEMENT COMPENSATION

During the year ended March 31, 2010, Eurasian paid or accrued $375,685 to a Company controlled by David M. Cole, the President and CEO, for management services. This amount is included in the related party transactions above as consulting costs. Christina Cepeliauskas, the chief financial officer and Kim Casswell, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. Effective July 1, 2009, Eurasian’s directors who are not part of management are paid directors’ fees. For the period ended March 31, 2010 the four non-executive directors were each paid $11,250.

NEW ACCOUNTING POLICIES

Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The fair value hierarchical classification of the Company’s investments in marketable securities at March 31, 2010 is Level 1. The investment in warrants have been classified as level 2.

Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. That date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31 2011.

The Company has made significant progress with respect to its transition to International Financial Reporting Standards (“IFRS”) reporting. The first IFRS reporting period will be the quarter ended June 30, 2011. Because Eurasian is an “exploration-stage” company, the IFRS transition issues are not as complex as for a company with operating mines and revenues from the sales of concentrates or bullion. The most significant impact with respect to the restatement of 2010 financials will be the effect of adopting the IFRS policy with respect to foreign currency translation, particularly as it applies to the translation of Eursian’s wholly-owned subsidiaries.

Exemptions

Eurasian has made the following decisions regarding the optional exemptions provided under IFRS transitional rules.

Business Combinations

For business combinations, the Company has decided to take the exemption which means that it does not have to restate the accounting for any business combinations that occurred before January 1, 2010. If the Company enters into any business combinations in 2010, it will likely adopt the new CICA Handbook standard for business combinations which is in compliance with current IFRS standards. This means that the Company will most likely not have to restate any 2010 business combinations in order to be IFRS compliant.

Fair Value or Revaluation as Deemed Cost

Eurasian will use the cost method of accounting for office and field equipment and therefore will not elect to fair value any of the Company’s equipment.

Cumulative Translation Differences

On translation of a foreign operation in accordance with IAS 21 “The Effect of Changes in Foreign Exchange Rates”, certain exchange differences are recognized as a separate component of equity and under the amendments to IAS 21 in 2007, are to be shown as part of other comprehensive income. IAS 21 also requires an entity to disclose the net exchange differences classified as a separate component of equity as well as a reconciliation of the opening and closing balances. On subsequent disposal of a foreign operation, the accumulated translation differences related to the specific foreign operation are recognized in profit of loss for the period as part of the gain or loss on disposal of the subsidiary.

Under IFRS 1 a first-time adopter may elect not to calculate this translation difference retrospectively and thereby set corresponding translation differences at the date of transition to zero. The gain or loss on subsequent disposal of a foreign operation then includes only foreign exchange differences that arose subsequent to the date of transition. The Company has elected not to calculate this translation difference retrospectively.

Jointly Controlled Entities

The Company has not reached a final conclusion regarding how it will account for jointly controlled entities under IFRS but at this point it is considering using the equity method and this may result in a difference between the current balance sheet presentation under Canadian GAAP and its transitional IFRS balance sheet.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be the reversal of its future income tax liability associated with asset acquisition.

Additional Note Disclosures

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note disclosures. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations, Consolidated Financial Statements and Non-Controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008). Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to January 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have any impact on the Company’s financial statements in the interim period.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Recently, the securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

SUBSEQUENT EVENTS

On May 11, 2010 the Company granted 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years, to directors, officers, employees and consultants of the Company.

On June 4, 2010, as part of its $5.28 million private placement financing, the Company issued 2,000,000 common shares at $2.20 per share to Newmont Mining Corporation of Canada Limited for aggregate proceeds of $4.40 million. The shares are subject to restrictions on resale until October 8, 2010.

On June 7, 2010 the Company granted 23,000 incentive stock options, exercisable at $2.05 per share for a period of five years, to employees of the Company.

On June 9, 2010 the Company completed its $5.28 million private placement financing by issuing 400,000 common shares at $2.20 per share to IFC, and member of the World Bank Group, for proceeds of $0.88 million. The shares are subject to restrictions on resale until October 10, 2010.

The Company issued 103,500 common shares on exercise of stock options at prices ranging from $1.00 to $1.35 per share.

OUTSTANDING SHARE DATA

At July 19, 2010 the Company had 36,779,322 common shares issued and outstanding. There were also 3,230,001 stock options outstanding with expiry dates ranging from December 21, 2010 to June 7, 2015 and 2,983,528 warrants outstanding with expiry dates ranging from January 29, 2012 to March 12, 2015.

DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the consolidated balance sheets of Eurasian Minerals Inc. as at March 31, 2010 and 2009 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 16, 2010

EURASIAN MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2010

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
As at March 31,

	2010	2009

ASSETS

Current
Cash and cash equivalents	$11,095,799	$8,799,950
Investments (Note 5)	2,875,968	-
Receivables	570,836	1,913,064
Prepaid expenses	150,996	217,007
	14,693,599	10,930,021

Restricted cash (Note 6)	236,558	62,480
Investments (Note 5)	-	1,709,551
Equipment (Note 7)	375,015	454,407
Mineral properties (Note 8)	10,109,487	936,300
Reclamation bonds (Note 9)	273,583	101,531
	$25,688,242	$14,194,290

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$718,031	$507,411
Advances from joint venture partners	382,874	528,206
	1,100,905	1,035,617
Future income tax liability (Note 13)	3,131,547	-
	4,232,452	1,035,617

Shareholders' equity
Capital stock (Note 10)	31,984,129	20,673,712
Commitment to issue shares (Note 10)	100,365	75,682
Contributed surplus (Note 10)	3,407,896	2,473,404
Accumulated other comprehensive income	864,848	127,209
Deficit	(14,901,448)	(10,191,334)
	21,455,790	13,158,673

	$25,688,242	$14,194,290
Nature of operations and going concern (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009

EXPLORATION EXPENDITURES (Note 8)	$7,856,900	$10,672,774
Less: recoveries	(5,261,860)	(8,510,438)
	2,595,040	2,162,336

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	607,713	328,934
Amortization	11,331	35,741
Consulting	692,308	396,150
Investor relations and shareholder information	316,419	393,531
Professional fees	238,119	114,657
Stock-based compensation (Note 10)	479,437	284,491
Transfer agent and filing fees	71,702	64,329
	2,417,029	1,617,833
Loss before other items	(5,012,069)	(3,780,169)

OTHER ITEMS
Foreign exchange gain (loss)	(522,169)	310,611
Gain on investments	625,961	136,865
Loss on disposal of fixed assets	(49,662)	-
Change in fair value of held-for-trading investments	172,992	21,541
Write-off of mineral property	(278,380)	-
Interest income	82,793	314,950
	31,535	783,967

Loss before income taxes	(4,980,534)	(2,996,202)
Income tax recovery	270,940	-
Net (loss) for the year	(4,710,114)	(2,996,202)
Deficit, beginning of year	(10,191,334)	(7,195,132)
Deficit, end of year	$(14,901,448)	$(10,191,334)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.16)	$(0.11)

Weighted average number of common shares outstanding	29,331,005	28,243,158

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009

OPERATING ACTIVITIES

Net loss for the year	$(4,710,114)	$(2,996,202)
Items not affecting cash:
Gain on sale of investments	(560,258)	(136,865)
Change in fair value of held-for-trading investments	(172,992)	(21,541)
Loss on disposal of fixed assets	49,662	-
Recognition of unrealized gain in accumulated other comprehensive income	(65,703)	-
Shares issued as bonus payment	115,440	117,986
Commitment to issue shares for bonus payments (Note 10)	100,365	75,681
Shares received for option payments	(135,000)	(84,825)
Amortization	85,191	103,228
Write-off of mineral property	278,380	-
Unrealized foreign exchange loss (gain) on restricted cash	15,648	(10,648)
Future income tax recovery	(270,420)	-
Stock-based compensation	479,437	284,491
Change in non-cash working capital items
Receivables	1,355,973	(1,326,047)
Prepaid expenses	66,011	(90,497)
Accounts payable and accrued liabilities	(334,974)	84,204
Advances from joint venture partner	(145,332)	117,601

Net cash used in operating activities	(3,848,686)	(3,883,434)
INVESTING ACTIVITIES
Proceeds from sale of marketable securities	1,686,700	489,690
Acquisition of marketable securities	(1,075,890)	(773,265)
Restricted cash increase	(174,078)	-
Reclamation bond increase	(31,719)	-
Acquisition of subsidiary	(202,872)	-
Cash acquired from acquisition of subsidiary	352,335	-
Acquisition of mineral properties	(263,537)	(1,216,000)
Recoveries of mineral properties from joint venture partners	-	1,216,000
Purchase of equipment	(80,968)	(76,180)

Net cash provided by (used in) investing activities	209,971	(359,755)
FINANCING ACTIVITIES
Proceeds received from private placements	5,272,590	3,502,000
Share issuance costs	(98,226)	-
Proceeds on exercise of stock options	760,200	186,000

Net cash provided by financing activities	5,934,564	3,688,000
Change in cash and cash equivalents during the year	2,295,849	(555,189)
Cash and cash equivalents, beginning of year	8,799,950	9,355,139

Cash and cash equivalents, end of year	$11,095,799	$8,799,950

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009
Loss for the year	$(4,710,114)	$(2,996,202)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	936,278	(270,040)
Future income tax on available-for-sale investments	(132,936)	-
Realized gain (loss) on available-for-sale investments	(65,703)	25,348
Comprehensive loss	$(3,972,475)	$(3,240,894)

Accumulated other comprehensive income, beginning of year	$127,209	$371,901
Other comprehensive gain (loss) for the year	737,639	(244,692)
Accumulated other comprehensive income, end of year	$864,848	$127,209

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (“the Company”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share of the Company until January 29, 2012 at a purchase price of $2.00 per share.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Eurasian and its wholly-owned subsidiaries. The Company acquired its wholly-owned subsidiary Bronco Creek Exploration Ltd. on January 20, 2010 (see Note 4) and its results from operations and cash flows from that date have been included in these consolidated financial statements. All significant intercompany transactions and balances have been eliminated upon consolidation.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Financial Instruments

All financial instruments are classified into one of the following four categories:

i) Financial assets and financial liabilities held for trading
Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income (loss) for the period in which they arise.

ii) Held-to-maturity financial assets
Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in net income (loss) for the period.

iv) Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Eurasian’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, warrants, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets held for trading and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Marketable securities purchased in the current fiscal period are classified as available-for-sale and are measured at fair market value. Marketable securities transferred to the Company as part of the Acquisition area classified as held-for- trading and are carried at fair market value. Changes in fair values of held-for-trading assets are reflected in the statement of operations and deficit in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the balance sheet until sold or there is an other than temporary impairment in value.

Restricted cash and reclamation bonds are classified as financial assets held-to-maturity.

The Company classifies its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Mineral properties and exploration expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. When there is little prospect of further work on a property being carried out by Eurasian or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A mineral property acquired under an option agreement where payments are made at the sole discretion of Eurasian, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at a rate of 20% per annum. Amortization on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value. Eurasian has no known asset retirement obligations.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the appropriate transaction date rates, except for amortization, which is translated at the same rate as the related asset. Translation gains and losses are reflected in the statements of operations.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to share capital. Stock-based compensation awards are calculated using the Black-Scholes option pricing model.

Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current period, and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. To the extent that Eurasian does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of Eurasian at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted loss per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Valuation of equity units issued in private placements

Eurasian has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include:

i) Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of Eurasian’s stock options and warrants.

iii) The determination of future income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements under which Eurasian may receive shares as payment, require Eurasian to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

3. NEW AND FUTURE ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

3. NEW AND FUTURE ACCOUNTING STANDARDS (cont’d …)

The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after January 1, 2009. The Company adopted the standard effective April 1, 2009. The adoption of the standard has no material impact on the Company’s financial statements.

Amendment to Financial Instruments – Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

See note 14 for relevant disclosures.

Section 1582, Business combinations
Section 1601, Consolidated financial statements
Section 1602, Non-controlling interests

These sections are effective for fiscal years beginning on or after January 1, 2011, and replace Section 1581, Business combinations and Section 1600, Consolidated financial statements. Early adoption is permitted provided the change is disclosed and all sections are applied at the same time. Eurasian is currently assessing the affects of these new sections on the consolidation of its subsidiaries. These new sections provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”), which will replace all Canadian standards and will be implemented as discussed below.

International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB’) will require the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended March 31, 2011. The Company has completed a scoping study which identifies the mandatory and optional exemptions from retrospective application of IFRS accounting policies and provides a comparison of the Company’s current accounting policies with those prescribed under IFRS. The Company is reviewing and assessing this information but has not determined the impact on the consolidated financial statements at this time. The Company will be selecting the exemptions it will make for the transition to IFRS and will be documenting its new accounting policies under IFRS.

4. ACQUISITION OF BRONCO CREEK EXPLORATION

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

4. AQUISITION OF BRONCO CREEK EXPLORATION (cont’d …)

The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. Before the Acquisition, the Company surrendered the conversion feature of the promissory note. The loss of $50,735 on change of the terms of the promissory note is included in the consideration of acquiring BCE. The purchase price allocation is as follows:

Purchase Price:

Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607

$5,291,296

Purchase Price Allocation:

Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 8)	8,510,276
Accounts payables and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)

Total Consideration	$5,291,296

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

5. INVESTMENTS

At March 31, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$1,195,855	$997,784	$2,193,639

Held- for- trading investments
Warrants	-	258,304	258,304
Common shares	300,200	123,825	424,025
	300,200	382,129	682,329
Total investments	$1,496,057	$1,379,911	$2,875,968

At March 31, 2009, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available-for-sale investments
Common shares	$990,173	$77,273	$1,067,446
Promissory note	414,151	50,759	464,910
	1,404,324	128,032	1,532,356
Held-for-trading investments
Warrants	27,200	(27,200)	-
Conversion feature on promissory note	163,908	13,287	177,195
	191,108	(13,913)	177,195
Total investments	$1,595,432	$114,119	$1,709,551

During the year, the Company recorded an unrealized gain of $936,278 (2009 – loss of $270,040) on common shares designated as available-for-sale. The Company recorded total other comprehensive income of $737,639 (2009 – loss of $244,692) for the year ended March 31, 2010. The Company acquired common shares and common share purchase warrants during the year on acquisition of BCE and they are designated as held-for-trading. Accordingly the change in fair value has been recorded in the net loss for the year.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

5. INVESTMENTS (cont’d …)

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. The Company originally recognized the note payable as available-for-sale investment and the conversion feature as held-for-trading investment. Before the Acquisition (note 4), the Company surrendered the conversion feature of the promissory note. The modification of the loan is deemed as the settlement of the original promissory note and the issuance of a new promissory note. The Company recorded $65,703 accumulated unrealized gain on the promissory note which was originally recorded in accumulated other comprehensive income.

6. RESTRICTED CASH

At March 31, 2010 the Company classified $236,558 (2009 - $62,480) as restricted cash. This amount is comprised of $50,960 held as a security deposit for the Company’s Haiti exploration program, and $185,598 cash held by a wholly owned subsidiary of the Company whose full amount is for use and credit to the Company’s Joint Venture partner in Haiti.

7. EQUIPMENT

	March 31, 2010			March 31, 2009
		Accumulated	Net		Accumulated	Net Book
	Cost	Amortization	Book Value	Cost	Amortization	Value
Equipment	$729,844	$354,829	$375,015	$797,539	$343,132	$454,407

During the year ended March 31, 2010 amortization of $69,883 (2009 - $55,486) has been included in exploration expenditures. A loss on disposal of fixed assets of $49,662 was recognized during the year. This amount relates to equipment destroyed during the recent earthquake in Haiti.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at:

Mineral properties

	March 31,	March 31,
	2010	2009

Sisorta property, Turkey	$283,508	$283,508
Golcuk property, Turkey	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960
Beyoluk, Turkey	68,191	68,191
Trab, Turkey	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000
Akoguz property, Kyrgyz Republic	-	278,380
Grand Bois property, Haiti	2,140,720	1,216,100
Grand Bois property, recoveries	(1,216,100)	(1,216,100)
Pikkujarvi, Sweden	16,671	-
Cathedral Well, NV, USA	680,822	-
Copper Springs, AZ, USA	1,276,541	-
Courtland East, AZ, USA	42,551	-
Hardshell Skarn, AZ, USA	170,206	-
Jasper Canyon, AZ, USA	382,962	-
Mesa Well, AZ, USA	510,617	-
Middle Mountain, AZ, USA	425,514	-
Mineral Hill, WY, USA	425,514	-
Park-Sayler, AZ, USA	340,411	-
Red Hills, AZ, USA	510,617	-
Richmond Mountain, NV, USA	425,514	-
Silver Bell, AZ, USA	765,924	-
Superior West, AZ, USA	1,914,812	-
Yerington, NV, USA	638,271	-

	$10,109,487	$936,300

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above. The Company relinquished the Akoguz license in the Kyrgz Republic during the year, and consequently wrote-off $278,380 relating to the original acquisition costs of the license.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Exploration expenditures

During the year ended March 31, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

				Bronco
		Turkey &		Creek,	Asia
	Haiti	Caucasus	Europe	USA	Pacific	Other	Total
Consultant fees and salaries	$1,591,384	$823,979	$573,607	$173,230	$185,143	$120,405	$3,467,748
Field supplies and labour	742,303	147,461	28,046	14,842	792	4,121	937,565
Travel	428,729	67,701	54,510	-	35,043	55,965	641,948
Administration	288,004	104,278	110,718	88,349	8,532	22,281	622,162
Vehicle costs	284,843	98,135	29,388	-	-	(3,109)	409,257
Assays	167,623	280,078	68,258	447	5,338	2,235	523,979
Fees and permits	84,952	115,220	75,738	38,814	411	1,644	316,779
Legal	39,708	23,916	4,993	-	15,148	226	83,991
Geophysics	8,087	-	-	75,448	-	-	83,535
Drilling	-	595,660	246	105,436	-	-	701,342
Trenching and roads	-	43,816	20,733	-	-	-	64,549
Other	-	(2,501)	6,546	-	-	-	4,045
Subtotal	3,635,633	2,297,743	972,783	496,566	250,407	203,768	7,856,900
Recoveries	(2,901,548)	(2,029,827)	-	(330,485)	-	-	(5,261,860)
Net exploration expenditures	$734,085	$267,916	$972,783	$166,081	$250,407	$203,768	$2,595,040

During the year ended March 31, 2009, the Company incurred the following exploration expenditures which were expensed as incurred:

				Bronco
		Turkey &		Creek,	Asia
	Haiti	Caucasus	Europe	USA	Pacific	Other	Total
Consultant fees and salaries	$1,781,555	$1,324,410	$643,406	$-	$-	$56,747	$3,806,118
Field supplies and labour	367,152	265,441	88,792	-	-	-	721,385
Travel	477,067	72,788	77,152	-	-	16,084	643,091
Administration	417,839	298,422	172,970	-	-	16,864	906,095
Vehicle costs	453,068	117,796	49,706	-	-	-	620,570
Assays	271,127	563,485	88,998	-	-	-	923,610
Fees and permits	305,871	166,757	37,459	-	-	1,968	512,055
Legal	133,326	19,480	7,756	-	-	7,794	168,356
Geophysics	4,935	103,751	-	-	-	-	108,686
Drilling	63,120	1,834,967	148,614	-	-	-	2,046,701
Trenching and roads	20,058	65,603	28,514	-	-	-	114,175
Advance royalty payment	-	101,932	-	-	-	-	101,932
Subtotal	4,295,118	4,934,832	1,343,367	-	-	99,457	10,672,774
Recoveries	(3,995,841)	(4,514,597)	-	-	-	-	(8,510,438)
Net exploration expenditures	$299,277	$420,235	$1,343,367	$-	$-	$99,457	$2,162,336

Bronco Creek USA was acquired January 20, 2010.
Asia Pacific region commenced operation in June, 2009.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Kyrgyz Republic licenses

Kyrgyz Republic exploration licenses are two year renewable licenses subject to fulfilling a one year expenditure commitment. The Company currently has one exploration license and completed the expenditure commitments for calendar 2009. The Company relinquished the Akoguz license during the year and wrote-off $278,380 relating to the original acquisition costs of the license.

Sweden licenses

The Company was granted the Pikkujarvi property in Sweden that consists of three contiguous exploration licenses totaling 20.65 square kilometers.

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.
(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).
(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser. The Company’s decision to participate or dilute down is currently being discussed, as the annual budget from Chesser, who is the project operator, has recently been received.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

The two companies have entered into an Agreement in which Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as given by the following terms and conditions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

- Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

- Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of March 31, 2010, the US$40,000 advance royalty payment due by August 2008 and US$60,000 due August 2009 was not received. Due to the recent downturn in the global markets, the Company and Dedeman have agreed to prorate the payments in order to work together to advance the property. During the year ended March 31, 2010 the Company received three instalments of US$3,500, US$5,000, and US$10,000 leaving a balance owing of US$81,500.

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Dedeman has the right to purchase the 3% royalty at any time for US$1,000,000. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time.

Haiti exploration permits

La Miel Joint Venture

     In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010
  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a regional gold exploration program, with the Company as the operator. Newmont will contribute technical support and advice and the Company will provide staffing and logistical support. The companies will combine their regional exploration databases. During the first year, Newmont and the Company will contribute US$750,000 and US$250,000 respectively (completed), in regional exploration funding. Newmont will provide 65% of future regional exploration funding with the Company providing 35%.

     Upon spending US$200,000 on a specific exploration area, the Company has the right to establish that area (defined as not greater than 500 square kilometers) as a “Designated Project” candidate, at which time Newmont may choose to advance the project to Designated Project status or decline. If accepted, Newmont can earn an initial 70% interest in a Designated Project by completing a Feasibility Study or solely funding the first US$10,000,000 in Designated Project expenditures on or before six years from the effective date of April 18, 2008, whichever comes first. In the event Newmont declines, the Company is free to advance that property on its own terms with no further obligation to Newmont.

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows: US$750,000 in cash or the Company’s stock and US$250,000 in cash (incurred on January 20, 2010).
  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or
  Complete a positive feasibility study on the property by December 22, 2014.

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement. If Newmont continues to work towards its earn-in after the second anniversary of the Agreement, then Newmont will reimburse the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and exploration licenses, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

  US$1,000,000 on or before the first anniversary
  An additional US$2,000,000 on or before the second anniversary
  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Romanian license

The Company has one exploration license and two prospecting permits in Romania. Geologic mapping, geochemical sampling, and geophysical surveys were carried out at the Sopot and Caraci-Birtin projects during the last year. The results from this work did not return sufficiently encouraging results to justify continuation of the program in Romania. The administrative process of relinquishing the licenses and liquidating the local subsidiary company is nearing completion.

Bronco Creek Exploration Licenses

Cathedral Well Property and Richmond Mountain Property

The Cathedral Well property is located in White Pine County, Nevada. The Company owns a 100% interest in 251 unpatented federal mining claims, located on BLM and National Forest lands, comprising 1978 hectares. The Richmond Mountain property is located in the Eureka Mining District, east of the town of Eureka, Nevada. The Company owns a 100% interest in 231 unpatented federal mining claims, located on lands administered by the BLM, comprising 1,899 hectares.

By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the following considerations of:

Cash payments totaling US$1,133,916 for Cathedral Well and US$1,362,989 for Richmond Mountain on or before December 8, 2012 (US$133,916 received for Cathedral Well and US$137,989 received for Richmond Mountain.)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company will receive additional considerations on the milestones noted below:

  US$2 for each troy ounce of measured and indicated gold resources within 10 days of delivery of a NI 43- 101 compliant technical report;
  US$2 for each troy ounce of proven and probable gold reserves within 10 days of commencement of commercial production; and
  a 2% net smelter royalty.

Incurring exploration expenditures totaling US$1,766,084 for Cathedral Well and US$1,762,011 for Richmond Mountain on or before December 8, 2012.

If ELD has satisfied the required work expenditures and the initial and second years cash payments, ELD may elect to terminate the Option Agreement and receive a 0.5% net smelter royalty.

If ELD has satisfied work expenditures totaling US$1,766,084 and made cash payments totaling US$358,916 on or before December 8, 2012, then in lieu of paying the Company US$1,000,000 and exercising the option, ELD may elect to either acquire a 51% interest and form a joint venture, or receive a 2% net smelter royalty.

Copper Springs, Globe-Miami District, Arizona

The Copper Springs property is located in the Globe-Miami District. Mineral rights are held by 250 federal unpatented mining claims located on National Forest and private, split estate lands and 1 Arizona State exploration permit comprising 2,229 hectares.

The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Copper Springs property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received) and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 3,000,000 common shares of GEO capital stock and 1,200,000 warrants to purchase GEO common shares on or before August 26, 2012 (200,000 shares and 100,000 warrants received).

  Incurring US$2,750,000 of exploration expenditures on or before August 26, 2014 and US$400,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased as follows:

  Initial 0.25% NSR may be purchased for US$1,500,000 any time prior to completion of a feasibility study;
  an additional 0.25% NSR may be purchased for US$3,500,000 any time prior to commercial production

Courtland East Property

The Courtland East property is located on the east side of the Turquoise mining district. Mineral rights are held by 18 unpatented mining claims located on private, split estate land, and 1 Arizona state exploration permit comprising 290 hectares.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company owns a 100% interest in the Courtland East property. The property was previously subject to option agreements with Q-Gold Resources Ltd. (“QGR”) and Discovery Harbour, a capital pool corporation. The property is not presently subject to any option agreement.

Hardshell Skarn Property

The Hardshell Skarn property is located approximately 5.5 kilometers southeast of the town of Patagonia, Arizona. Mineral rights are held by 16 unpatented federal mining claims located on Coronado National Forest lands comprising 118 hectares.

The Company owns a 100% interest in the Hardshell Skarn property. The property is not presently subject to any option agreement.

Jasper Canyon Property

The Jasper Canyon property is located at the northeast end of the Globe-Miami district. The property is accessed from good gravel roads leading east from Arizona state highway 88.

The Company controls a 100% interest in 160 unpatented mining claims located on Tonto National Forest, comprising 1,289.3 hectares. The property is not presently subject to any option agreement.

Mesa Well Property

The Mesa Well property is located in the northwestern foothills of the Pinaleno Mountains, approximately 33 kilometers north of Wilcox, Arizona. Mineral rights are held by 6 Arizona State Exploration Permits comprising 1307.9 hectares.

The Company owns a 100% interest in the Mesa Well property. The property was previously subject to option agreements granted to Bell Resources Corporation (“BL”) and Q-Gold Resources Ltd. (“QGR”). The property is not presently subject to any option agreement.

Middle Mountain Property

The Middle Mountain property is located approximately 11kilometers southeast of the town of Florence, Arizona. Mineral rights are held by 44 federal unpatented mining claims located on BLM and split estate lands and 11 Arizona State Exploration Permits comprising 2,839 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Middle Mountain property, for the consideration of:

  Advanced royalty payments totaling US$705,000 (US$80,000 received) on or before June 15, 2013, and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

  Incurring US$2,000,000 in exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property.

By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Mineral Hill Property

The Mineral Hill property is located in the Hurricane Mining District, in the Black Hills of northeastern Wyoming, approximately 23 kilometers east of Sundance, Wyoming. The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest comprising 473 hectares.

The Company owns a 100% interest in the claims staked by BCE, subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims comprising 149.7 hectares that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% BCE and 60% Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to BCE and Mineral Hill LP, all further considerations will be divided as to 30% BCE and 70% Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for the following considerations of:

  Yearly Advanced Minimum Royalty payments totaling US$495,000 on or before May 10, 2015 (US$30,000 received), and US$150,000 on or before each anniversary thereafter until commencement of production.

  Issuance to the Company of 500,000 common shares of GPD capital stock on or before November 13, 2014.

  Incurring US$1,550,000 of exploration expenditures on or before December 31, 2012, and US$750,000 on or before each anniversary thereafter until the commencement of production..

GPD can earn a 2.5% to 6% sliding scale Net Smelter Royalty on gold depending on gold prices and a 3% Net Smelter Royalty for all other minerals. Any minerals that do not produce a Net Smelter Royalty, the royalty shall be 3% of the gross revenues from production.

Park-Sayler, Sacaton, Property

The Park-Sayler property is located approximately 6 kilometerse northwest of the town of Casa Grande, Arizona and lies adjacent to the historic Sacaton open pit mining operation. Mineral rights are held by 1 Arizona State Exploration Permit comprising 63.7 hectares.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company owns a 100% interest in the Park-Sayler property. The property is not presently subject to any option agreement.

Red Hills Property

The Red Hills property is located approximately 8.5 kilometers east of the town of Florence, Arizona. Mineral rights are held by 250 federal unpatented mining claims, located on BLM and split estate lands, and 5 Arizona state exploration permits comprising 3,304 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for the consideration of:

  Advanced royalty payments totaling US$705,000 on or before June 15, 2013 (US$80,000 received), and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received

  Incurring US$2,000,000 of exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 at any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property. By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Silver Bell West, Silver Bell District, Arizona

The Silver Bell West property is located in the Silver Bell District, Arizona. The property is accessed from well-maintained county paved and gravel roads from the town of Marana, Arizona. Mineral rights are held by 188 federal unpatented mining claims, located on BLM and private, split estate lands, comprising 1,520 hectares.

The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Silver Bell West property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received), and US$200,000 on or before each anniversary thereafter.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before August 26, 2014 (50,000 shares received).

  Incurring US$2,000,000 of exploration expenditures on or before August 26, 2014, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the agreement.

Superior West Project

The Superior West property is located in the Pioneer Mining District, west of the town of Superior, Arizona. The property consists of 250 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands comprising 2,190 hectares and 14 unpatented federal mining claims under option from Carouso and Sparks comprising 117 hectares. The Company owns a 100% interest in the mineral rights on mining claims staked by BCE and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the following consideration of:

  Cash payments totaling US$1,000,000 on or before July 31, 2014 (US$30,000 received).

Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Exploration Corporation (“FMI”) two separate rights to acquire a 51% and a 19% interest in the Superior West property, for consideration of:

  For an initial 51% interest, cash payments of US$510,000 (US$10,000 received) on or before July 31, 2014, and incurring US$4,500,000 of exploration expenditures on or before July 31, 2014.

  Making all property and option payments on behalf of the Company to Caruso and Sparks until FMI and the Company have vested in the Option Property.

Upon completion of the first option, FMI may acquire an additional 19% by sole funding and delivering a feasibility study adequate for an industry standard engineering procurement and construction contract and making a US$500,000 payment to the Company. At any time between the initial 51% earn-in by FMI and the delivery of a feasibility study, the Company may elect a Royalty Option, whereby the Company will forfeit its interest in the property to FMI in exchange for:

  a 2% NSR Royalty over the Company’s property;
  a 1% NSR Royalty over the Option Property; and
  Advanced Minimum Royalty Payments of US$200,000 per 12-month period.

If after earn-in by FMI, the Company does not elect the Royalty Option, a Joint Venture will be formed.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Yerington West Property

The Yerington West property, also known as the Roulette property, is located in the Yerington Mining District, approximately 13 kilometers west of Yerington, Nevada. Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM comprising 1,763 hectares.

The Company owns a 100% interest in the property. By a Letter of Intent dated April 10, 2008 with Telka Gold Corp., renamed Honey Badger Exploration Inc. (“TUF”), the Company granted to Honey Badger the right to acquire a 75% interest. Honey Badger released the rights to acquire the 80% interest on September 24, 2009. Under the Agreement the Company received US$10,000 cash.

By Option Agreement, dated Sept. 24, 2009, the Company granted Entrée Gold Incorporated, (“ETG”) the right to acquire an 80% interest in the Yerington West property, for the following considerations of:

  Cash payments totaling US$140,000 on or before November 13, 2011 (US$90,000) received).
  Issuance to the Company of 85,000 common shares of ETG capital stock on or before November 13, 2011 (50,000 shares received).
  Incurring US$1,000,000 of exploration expenditures on or before November 13, 2012.
  Advanced Production Payments of US$375,000 on or before November 13, 2019.
  Delivery of a bankable feasibility study on or before November 13, 2019.

In lieu of making Advance Production Payments in years 5 through 10, ETG may elect to either:

1)	make annual exploration expenditures in excess of US$325,000; or
2)	have ETG’s participating interest reduced by 4%.

Upon delivery of a Bankable Feasibility Study and exercise of ETG’s option a Joint Venture will be formed. If either party dilutes below a 10% participating interest, the party’s interest will convert to a 2.5% Net Smelter Royalty. 1.5% of the royalty is purchasable for US$4,500,000.

9. RECLAMATION BONDS

	March 31, 2010	March 31, 2009
Turkey – various properties	$137,463	$101,531
Bronco Creek USA – various properties	136,120	-
Total	$273,583	$101,531

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no asset retirement obligations related to the properties requiring reclamation bonds.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Issued and outstanding common shares

	Number	Stated	Contributed
	of Shares	Amount	Surplus

Balance as at March 31, 2008	26,472,280	$17,365,197	$1,623,918

Private placement	1,700,000	2,822,000	680,000
Shares issued on exercise of stock options	160,000	186,000	-
Bonus shares issued	183,365	185,510	-
Reclassify fair value of options exercised from contributed surplus	-	115,005	(115,005)
Stock based compensation	-	-	284,491

Balance as at March 31, 2009	28,515,645	20,673,712	2,473,404

Shares issued on acquisition of BCE	2,127,790	4,191,746	-
Warrants issued on acquisition of BCE	-	-	845,943
Private placements	2,559,510	5,272,590	-
Shares issued as mineral property option payment	338,877	677,754	-
Shares issued on exercise of stock options	650,000	760,224	-
Shares issued as bonus compensation	74,000	115,440	-
Reclassify fair value of options exercised from contributed surplus	-	390,889	(390,888)
Stock based compensation	-	-	479,437
Share issue costs	-	(98,226)	-

Balance as at March 31, 2010	34,265,822	$31,984,129	$3,407,896

On March 12, 2010 the Company completed a non-brokered private placement financing with International Finance Corporation (“IFC”), a member of the World Bank Group for $5,272,590 by the issuance of 2,559,510 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles IFC to purchase one additional Common Share until the earlier of (a) three years from the date on which drilling commences on the Company’s Treiul-La Mine property in Haiti, or (b) February 19, 2015 at a purchase price of $2.88 per share. The proceeds of the private placement were allocated according to their relative fair value using the residual method to determine the fair value of the warrants issued. The total unit price was allocated to the common share. Share issue costs of $98,226 were charged to share capital.

On January 20, 2010 the Company completed its purchase of Bronco Creek Exploration Ltd. Under the terms of the Agreement, 2,127,790 shares and 1,063,895 non-transferable common share purchase warrants were issued in exchange for 100% of BCE's outstanding shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. A total of 1,703,120 common shares issued are subject to an 18 month escrow period as required by TSX Venture Exchange regulations.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

On January 19, 2010 the Company made its first anniversary payment to Societe Miniere itadelle, S.A. as a requirement to acquire 100% interest in the Grand Bois gold-copper property. The payment consists of a combination of US$250,000 in cash and the issuance 338,877 common shares of the Company pursuant to the terms of the purchase agreement.

On April 25, 2008, the Company completed a non-brokered private placement financing with Newmont (through Newmont Mining Corporation of Canada Limited) for $3,502,000 by the issuance of 1,700,000 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles Newmont, or its designated affiliate, to purchase one additional Common Share until April 25, 2010, at a purchase price of $2.50 per share. The proceeds of the private placement were allocated according to their relative fair value using the residual method to determine the fair value of the warrants issued. Of the total unit price of $2.06, $1.66 was allocated to the common share and $0.40 to the 0.75 of a warrant which comprised each unit.

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the two years ended March 31, 2010, the change in stock options outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2008	2,258,668	$1.39
Granted	768,000	1.01
Exercised	(160,000)	1.16
Cancelled / expired	(171,667)	1.37

Balance as at March 31, 2009	2,695,001	1.29
Granted	505,000	1.41
Exercised	(650,000)	1.20
Cancelled / expired	(305,000)	1.13

Balance as at March 31, 2010	2,245,001	$1.38

The weighted average grant date fair value of options granted during the year was $0.77 per option (2009 - $0.51) .

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2010:

			Weighted Average
	Number	Exercise	Remaining
Date Granted	of Options	Price	Life in Years
December 21, 2005	20,000	$1.38	0.72
May 1, 2006	275,334	1.20	1.08
October 1, 2006	70,000	0.80	1.50
May 10, 2007	363,000	1.35	2.11
May 22, 2007	6,667	1.40	2.14
June 1, 2007	75,000	1.63	2.17
June 21, 2007	500,000	1.81	2.22
September 20, 2007	10,000	1.70	2.50
November 7, 2007	20,000	1.79	2.60
April 22, 2008	10,000	1.66	3.06
September 18, 2008	480,000	1.00	3.47
December 19, 2008	10,000	1.00	3.72
May 22, 2009	205,000	1.20	4.17
February 8, 2010	200,000	1.74	4.83

Total	2,245,001

Stock-based compensation

During the year ended March 31, 2010, the Company recorded stock-based compensation of $479,437 (2009 - $284,491) with the offsetting amount credited to contributed surplus. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2010	2009

Risk free interest rate	1.73%	2.98%
Expected life (years)	5	5
Expected volatility	63%	60%
Dividend yield	0%	0%

On October 22, 2009 the Company issued 74,000 common shares (valued at $1.56 per share) as bonus payments to three country managers and the President and CEO pursuant to a bonus grant approved by the TSX Venture Exchange in October 2007.

On February 20, 2009 the Company issued 87,850 common shares (valued at $1.00 per share) as a bonus payment pursuant to a consulting agreement between the Exploration Manager – Haiti and the Company.

On October 10, 2008, the Company received TSX Venture Exchange approval to issue three key country managers a total of 220,000 common shares as a bonus. The shares will be issued over a period of five years with the initial tranche of 44,000 shares to be issued on October 10, 2009, (deferred one year) and a further 44,000 shares on each of the second, third, fourth and fifth anniversaries. The shares will be subject to restrictions on transfer for a period of four months from issuance. Additionally, the Company received approval to issue the President 240,000 common shares as a bonus over a period of five years (48,000 shares in each year, all issuances deferred one year).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

Warrants

During the two years ended March 31, 2010, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2008	2,097,500	$2.00
Issued	1,275,000	2.50

Balance as at March 31, 2009	3,372,500	2.19
Issued	2,983,527	2.57
Expired	(2,097,500)	2.00

Balance as at March 31, 2010	4,258,527	$2.55

As at March 31, 2010, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Private Placement – April 25, 2008	1,275,000	$2.50	April 25, 2010
Acquisition of Bronco Creek – January 29, 2010	1,063,895	$2.00	January 29, 2012
Private Placement – March 12, 2010	1,919,632	$2.88	February 19, 2015

11. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company paid or accrued $715,995 (2009 – $423,834) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $375,685 is included in consulting costs and $340,310 is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2010, a total of $193,126 (2009 - $22,871) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $11,327) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

12. SEGMENTED INFORMATION

The Company operates solely within the exploration industry. At March 31, 2010, the Company had equipment and mineral properties located geographically as follows:

		Mineral
March 31, 2010	Equipment	Properties

Canada	$84,045	$-
United States of America	7,617	8,510,276
Turkey	134,207	618,920
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671

	$375,015	$10,109,487

		Mineral
March 31, 2009	Equipment	Properties

Canada	$43,003	$-
Turkey	131,989	618,920
Romania	39,623	-
Haiti	186,455	-
Kyrgyz Republic	53,337	317,380

	$454,407	$936,300

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2010	2009

Loss for the year before income taxes	$(4,980,534)	$(2,996,202)

Expected income tax (recovery)	$(1,477,070)	$(917,587)
Effect of lower tax rates in foreign jurisdictions	344,260	(270,062)
Effect of lower tax rates on capital gains	(69,766)	(41,915)
Stock-based compensation	142,186	87,125
Foreign exchange	85,426	(90,456)
Other	156,638	9,806
Unrecognized benefit of non-capital losses	547,906	1,223,089

Total income tax recovery	$(270,420)	$-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

13. INCOME TAXES (cont’d …)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Non-capital loss carry forwards	$3,992,000	$3,263,000
Share issuance costs	20,000	19,000
Other	65,000	86,000
Future income tax assets	4,077,000	3,368,000
Valuation allowance	(4,077,000)	(3,368,000)

Future income tax assets	$-	$-

Future income tax liabilities:		-
Resource properties	$(3,269,031)	-
Investments	(223,587)	-
Future income tax liabilities	(3,492,618)	-
Recognized tax liabilities	270,420	-
Recognition of non-capital loss carry forwards	90,651	-
Net future income tax liability	$(3,131,547)	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $19,800,000 (2009 - $16,600,000). These losses, if not utilized, will expire through to 2030. Future tax benefits which may arise as a result of these non-capital losses and other deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no source of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2010, the Company had working capital of $13,592,694 and shareholders’ equity of $21,455,790. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements sell assets or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Fair Value

Marketable securities are carried at fair value using a level 1 fair value measurement. Warrants are carried at fair value using a level 2 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$11,095,799	-	$-	$11,095,799
Marketable securities	2,617,664	-	-	2,617,664
Restricted cash and reclamation bonds	510,141			510,141
Warrants	-	258,304	-	258,304
Total	$14,223,604	$258,304	$-	$14,481,908

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2010 portfolio values every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $21,936 before income taxes.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies. Management believes the foreign exchange risk derived from currency conversions and relative exchange rate between Canadian and US dollars is low and therefore does not hedge its foreign exchange risk.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Cash received for interest	$242,534	$94,174
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The significant non-cash transactions for the two years ended March 31, 2010 were as follows:

	2010	2009
Receipt of shares of public companies pursuant to mineral property option and royalty agreements	$135,000	$84,825
Issuance of shares on acquisition of BCE	4,191,746	-
Issuance of warrants on acquisition of BCE	845,943	-
Issuance of shares for mineral properties	677,754	-
Issuance of common shares for management bonuses	115,440	185,510
Commitment to issue shares for management bonuses	100,365	75,681

16. SUBSEQUENT EVENTS

On May 11, 2010 the Company granted 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years, to directors, officers, employees and consultants of the Company.

On June 4, 2010, as part of its $5,280,000 private placement financing, the Company issued 2,000,000 common shares at $2.20 per share to Newmont Mining Corporation of Canada Limited for aggregate proceeds of $4,400,000. The shares are subject to restrictions on resale until October 8, 2010.

On June 7, 2010 the Company granted 23,000 incentive stock options, exercisable at $2.05 per share for a period of five years, to employees of the Company.

On June 9, 2010 the Company completed its $5,280,000 private placement financing by issuing 400,000 common shares at $2.20 per share to IFC, a member of the World Bank Group, for proceeds of $880,000 . The shares are subject to restrictions on resale until October 10, 2010.

The Company issued 103,500 common shares on exercise of stock options at prices ranging from $1.00 to $1.35 per share.

CORPORATE INFORMATION

DIRECTORS	SOLICITOR

DAVID M. COLE	Northwest Law Group
Littleton, Colorado	950-650 West Georgia Street
Vancouver, British Columbia, V6B 4N8
MICHAEL D. WINN	Phone: (604) 687-5792
Laguna Beach, California	Fax: (604) 687-6650

BRIAN E. BAYLEY	AUDITOR
Vancouver, British Columbia
Davidson & Company LLP
M. STEPHEN ENDERS	1200-609 Granville Street
Castle Rock, Colorado	Vancouver, British Columbia, V7Y 1G6
Phone: (604) 687-0947
GEORGE LIM	Fax: (604) 687-6172
Vancouver, British Columbia

OFFICERS	REGISTRAR AND TRANSFER AGENT

DAVID M. COLE	Computershare Trust Company of Canada
President & Chief Executive Officer	3rd Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9
M. STEPHEN ENDERS	Phone: (604) 661-9400
Executive Chairman	Fax: (604) 661-9401

CHRISTINA CEPELIAUSKAS	SHARE CAPITALIZATION
Chief Financial Officer
March 31, 2010: 34,265,822
KIM C. CASSWELL
Corporate Secretary

HEAD OFFICE	SHARES LISTED

Suite 300 - 570 Granville Street	TSX Venture Exchange
Vancouver, British Columbia	Symbol: EMX
Canada, V6C 3P1
Phone: (604) 688-6390	ANNUAL GENERAL MEETING
Fax: (604) 688-1157
The Company’s Annual General Meeting will be held at 10:00 a.m. on Tuesday, August 24, 2010 at:
COLORADO OFFICE
Eurasian Minerals Inc.
6624 Willow Broom Trail	Suite 300 - 570 Granville Street
Littleton, Colorado	Vancouver, British Columbia, V6C 3P1
USA, 80125	Phone: (604) 688-6390
Phone: (303) 973-8585	Fax: (604) 688-1157
Fax: (303) 973-0715
WEBSITE

www.eurasianminerals.com